SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
Publicly-held Company
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001 -04

     COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Company”), pursuant to Article 157 of Law 6404/76, and CVM Instruction 358/02, and complementing the Material Fact of December 18, 2009, hereby informs its shareholders and the public in general that its Board of Directors on the date hereof approved the issue, by the Company, of commercial notes (“Commercial Notes”), for public placement with limited efforts, totaling up to R$10 billion, in accordance with Instruction 134 of the Brazilian Securities and Exchange Commission (“CVM”) of November 1, 1990, CVM Instruction 155 of August 7, 1991, and the procedures established by CVM Instruction 476 of January 16, 2009 ("Issue").

     The proceeds of the Issue will be used to finance the public offer launched by CSN’s subsidiary CSN Cement S. à R.L., to acquire the shares of Cimpor – Cimentos de Portugal, SGPS, S.A. (“Offer”). The total amount and date of the Issue will be determined by the Board of Executive Officers. The issue will only take place if the Offer is successful under the terms and conditions established by CSN.

     The Company will keep the Brazilian Securities and Exchange Commission (CVM), the BOVESPA and the market informed of any developments regarding the matters dealt with herein.

Rio de Janeiro, January 29, 2010

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.